June 5, 2019	News Release 19-11

Underground Exploration Drilling Intercepts Gold Mineralization at Depth; 2019 Grassroots Regional Exploration Commences

Vancouver, British Columbia, June 5, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports that its 2019 deep underground exploration drilling program confirmed expectations for Brucejack-style mineralization and proximity to porphyry-style mineralization at depth and to the east of the Brucejack Mine, with 5.56 grams of gold per tonne intersected over 107.45 meters. (See Table 1 below for assays.)

Two deep holes totaling more than 3,500 meters were drilled toward the southeast and northeast under the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine where drilling in 2015 intersected Valley of the Kings-style high-grade gold (see news release dated October 8, 2015). Holes VU-1785 and VU-1787, both of which encountered Brucejack-style, gold-silver bearing quartz carbonate stockwork, were drilled from the eastern edge of the 1110-meter level in the Valley of the Kings underground development.

Continuation of Brucejack-style Mineralization to the East

Of particular note, Hole VU-1787 intersected a zone of mineralized stockwork, including visible gold, extending over 107 meters (between 198 meters and 305 meters downhole) approximately 240 meters to the east and below the eastern limit of the existing Valley of the Kings Mineral Resource.

Selected drill highlights from Hole VU-1787 include:

●
5.56 grams of gold per tonne over 107.45 meters (true width between 54 and 107 meters) which included:

o
185.50 grams of gold per tonne over 1.50 meters;

o
3.05 grams of gold per tonne over 0.50 meters;

o
6.48 grams of gold per tonne over 8.39 meters, including: 28.00 grams per tonne over 1.00 meter, 10.55 grams per tonne over 1.50 meters and 6.16 grams per tonne over 1.50 meters;

o
6.41 grams of gold per tonne over 19.50 meters, including: 8.42 grams per tonne over 4.50 meters, and 18.34 grams per tonne over 4.50 meters;

o
4.75 grams of gold per tonne over 1.50 meters; and,

o
72.80 grams of gold per tonne over 1.50 meters.

Hole VU-1785 was drilled 2,005 meters to the southeast at a -65 degree angle, and hole VU-1787 was drilled 1,536 meters to the northeast at a -60 degree angle.

For a section view of the reported holes please see diagram below.

Both holes were drilled in areas uninformed by previous drilling, confirming the potential extension of Brucejack-style mineralization at depth and to the east of the Brucejack Mine.

Exploration Drilling for Porphyry Source

Anomalous copper and molybdenum mineralization, indicative of a porphyry and similar to that noted in the 2018 deep exploration drilling (see news release dated June 18, 2018), was intersected at depth in both holes, extending between 1,850 meters and 2,005 meters in drill hole VU-1785 and between 1,270 meters and 1,535 meters in drill hole VU-1787. Additional geological and geochemical features, including changes in alteration, carbonate veining, pyrite zonation, and sphalerite composition, further support porphyry proximity vectoring beneath the Flow Dome Zone. Analyses of geological and geochemical samples collected from the drill core from both drill holes is in progress to further refine the vectoring process. A surface IP geophysical survey will be conducted this summer to augment the results of these analyses and generate targets for follow-up drilling, planned for 2019.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine exploration drilling and has reviewed and approved the scientific and technical information in this news release relating thereto.

Regional Grassroots Exploration

Crews have been mobilized to site in preparation for the 2019 grassroots exploration program on Pretivm’s Bowser Claims to follow up on the comprehensive regional exploration that has previously been completed on the 1,250-square kilometer property that surrounds the Brucejack Mine. The grassroots exploration program includes 5,000 meters of regional exploration drilling set to commence in early July. In addition to drilling high-priority targets, the program will also include: sampling, regional mapping, prospecting, airborne geophysics, ground geophysics, and hyperspectral mapping. To date, the program has resulted in the identification of several distinct areas that have the potential to host Eskay Creek-style VMS deposits and high-grade, epithermal- related gold systems.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this news release relating thereto.

Table 1: Selected Exploration Drill Results, June 2019 (VU-1785 & VU-1787)(1,2)
Hole No.	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver(g/t)	Comments
VU-1785	-65/150	118.50	120.00	1.50	1.46	6.20
		160.50	162.00	1.50	6.93	3.70
		220.50	222.00	1.50	8.07	9.20	Visible Gold
		472.50	475.50	3.00	0.90	1.30
		1,388.55	1,390.00	1.45	1.50	43.90
		1,481.00	1,482.50	1.50	1.36	101.00
		1,500.19	1,501.30	1.11	1.24	84.20
		1,801.50	1,803.00	1.50	3.56	1.60
		1,819.50	1,821.00	1.50	1.10	1.20
		1,827.00	1,828.50	1.50	4.24	4.00
VU-1787	-60/070	198.50	306.00	107.50	5.56	8.41
	Incl.	198.50	200.00	1.50	185.50	84.70	Visible Gold
	Incl.	207.00	208.50	1.50	3.05	2.70
	Incl.	221.77	222.19	0.41	1.60	142.00
	Incl.	244.50	252.89	8.39	6.48	8.78
	Incl.	244.50	245.50	1.00	28.00	45.10	Visible Gold
	Incl.	245.50	247.00	1.50	10.55	1.90	Visible Gold
	Incl.	251.39	252.89	1.50	6.16	9.30	Visible Gold
	Incl.	265.50	267.00	1.50	6.41	22.03
	Incl.	265.50	270.00	4.50	8.42	12.07
	Incl.	277.50	282.00	4.50	18.34	47.17
	Incl.	292.50	294.00	1.50	1.09	4.70
	Incl.	301.50	306.00	4.50	26.04	9.90
	Incl.	301.50	303.00	1.50	4.75	3.20
	Incl.	304.50	306.00	1.50	72.080	16.50	Visible Gold
		343.50	345.00	1.50	2.23	3.00
		378.00	382.50	4.50	0.97	7.00
		405.00	406.50	1.50	1.48	4.00
		426.00	427.50	1.50	2.47	2.50
		429.00	430.50	1.50	1.13	16.10
		442.50	444.00	1.50	1.29	26.70
		495.00	496.50	1.50	9.91	2.40
		529.50	531.00	1.50	1.26	1.70
(1)True thickness to be determined.
(2)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. One in 20 samples was a blank control sample, one in 20 samples was a standard control sample, and one in 20 samples was a half-core field duplicate. Half HQ core was assayed and the remainder stored on-site. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek President & CEO	Troy Shultz Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: results, analyses and interpretations of exploration and drilling programs; our planned mining, expansion, exploration and development activities (including the grassroots exploration program), and the results, costs and timing thereof; the estimation of Mineral Reserves and Resources, including the updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; capital, sustaining and operating cost estimates and timing thereof; estimated economic results of the Brucejack Mine, including net cash flow and net present value; the expected grade of gold and silver production; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; production and processing estimates; development of the Brucejack Mine; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; production and cost guidance; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; our future operational and financial results, including estimated cash flows, and the timing thereof; payment of our debt and other obligations, including the source of funds and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; and statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning Mineral Resource estimates may also be deemed to constitute forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (“MD&A”) and other applicable disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

2019 Deep Hole Exploration Drilling

PRETIVM

W
E
1590 L
1090 L
590 L
90 L
-410 L
Flow Dome Zone
Valley of the Kings
Underground
Development
2015 Drilling[1]
SU-657
9.0m @21.87 g/t Au
(Inc 0.5m @203 g/t Au)
SU-666
2.05m @2,100 g/t Au
(Inc 0.5m @ 8,600 g/t Au)
2019 Deep Hole
Drilling[3]
VU-1787
107.5m @5.56 g/t Au
(Inc 1.5m @185.5 g/t Au)
2018
Drilling[2]
VU-911
VU-820
VU-1785
Anomalous
Cu and Mo
Au (g/t)
0.5-1.0
1.0-5.0
5.0-20.0
>20.0
500 m
427560 E
428060 E
428560 E

(1) 2015 Regional Drill program; see News Release dated Oct 8, 2015.
(2) 2018 Underground Exploration Drilling; see News Release dated June 18, 2018.
(3) 2019 Underground Exploration Drilling; see News Release dated June 5, 2019.